Exhibit 99.9.2

EFiled: Mar 4 2005 9:53AM EST

Filing ID 5269056

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

X
NATHAN WITHINGTON III, IRA,	:
:
Plaintiff,	:

v.
	:	C.A. No.
SILICONIX INCORPORATED, VISHAY	:
INTERTECHNOLOGY, INC., HANSPETER	:
EBERHARDT, KING OWYANG, GLYNDWR SMITH,	:
TIMOTHY V. TALBERT, and THOMAS C.	:
WERTHEIMER,	:
:
Defendants.	:
X

CLASS ACTION COMPLAINT

Plaintiff alleges the following upon information and belief, based on the investigation of his counsel, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

1.             Plaintiff brings this action on behalf of himself and all other public shareholders of Siliconix Incorporated (“Siliconix” or the “Company”) who are threatened with the deprivation of the value of their shares of Siliconix common stock.

2.             This action seeks, inter alia, to enjoin Vishay Intertechnology, Inc. (“Vishay”) from acquiring all the shares of Siliconix common stock that it currently does not own for grossly inadequate consideration. Vishay already owns 80.4% of Siliconix’s outstanding stock. Plaintiff also seeks damages in the event the transaction is consummated as presently proposed.

THE PARTIES

3.             Plaintiff has been the owner of shares of the common stock of Siliconix since prior to the wrongs herein complained of, and continuously, to date.

4.             Siliconix is engaged in designing, manufacturing, and marketing power and analog semiconductor products. The Company focuses on technologies and products for the communications, computers, and automotive markets, and its products are also used in instrumentation and industrial applications. Siliconix is a Delaware corporation with its principal executive offices located at 2201 Laurelwood Road, Santa Clara, CA 95054.

5.             Vishay owns an 80.4% interest in Siliconix. Vishay is a Fortune 1,000 company listed on the New York Stock Exchange and is one of the world’s largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, optoelectronics, and selected ICS) and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay is a Delaware corporation with its principal executive offices located at 63 Lincoln Highway, Malvern, PA 19355-2120.

6.             Defendant Hanspeter Eberhardt (“Eberhardt”) has been a Director of the Company since 2004.

7.             Defendant King Owyang (“Owyang”) has been the President and Chief Executive Officer of the Company since 1998. From 1992 to 1998, he was the Company’s Executive Vice President, Technology and Silicon Operations. He has been a Director of the Company since 1998.

8.             Defendant Glyndwr Smith (“Smith”) has been a director of the Company since 1998. He has also served as Assistant to the CEO and Executive Vice President, Marketing Intelligence of Vishay since 2003. From 1991 to 2003, he served as Assistant to the CEO and Senior Vice President, Marketing Intelligence of Vishay.

9.             Defendant Timothy V. Talbert (“Talbert”) has been a Director of the Company since 2001.

10.           Defendant Thomas C. Wertheimer (“Wertheimer”) has been a Director of the Company since 2004. He also serves on the Board of Directors of Vishay.

11.           Defendants Eberhardt, Owyang, Smith, Talbert, and Wertheimer are sometimes referred to, collectively, as the “Individual Defendants.

12.           The Individual Defendants, as executives and directors of the Company, stand in a fiduciary position relative to the Company’s public shareholders and owe the public shareholders of the Company the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

13.           Vishay, as controlling shareholder of the Company, owes a fiduciary duty to the Company’s minority shareholders not to use its majority position to wrongfully benefit itself at the minority shareholders’ expense.

CLASS ACTION ALLEGATIONS

14.           Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

15.           This action is properly maintainable as a class action.

16.           The Class is so numerous that joinder of all members impracticable. There are approximately 5.7 million shares of the Company’s common stock in the public float owned by hundreds, if not thousands, of holders. The holders of these shares are believed to be geographically dispersed throughout the United States. Siliconix’s stock trades under the symbol “SILI” on the NASDAQ stock exchange.

17.           There are questions of law and fact which are common to the Class including, inter alia, the following:

a.             whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

b.             whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class, or aided and abetted in the breach of fiduciary duties; and

c.             whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.

18.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

19.           Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

20.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

21.           After the close of the U.S. securities markets on March 3, 2005, Vishay announced that it had delivered to the Board of Directors of Siliconix notice of its intention to commence a tender offer for the approximately 19.6% of the outstanding shares of Siliconix not already owned by Vishay (the “Tender Offer”). Vishay currently holds approximately 80.4% of the outstanding Siliconix shares. Vishay announced that it anticipates that the Tender Offer will be commenced following the filing by Vishay and Siliconix with the Securities and Exchange Commission of their annual reports on Form 10-K for 2004, which are required to be filed not later than March 16, 2005.

22.           Under the terms of the Tender Offer, Vishay will exchange 2.64 shares of Vishay common stock for each outstanding share of Siliconix stock. The closing price for Vishay stock on March 3, 2005 was $13.25, thereby resulting in an effective offer price to Siliconix’s public shareholders of $34.98 per share as of the date of the announcement of the Tender Offer.

23.           Vishay indicated that promptly following the consummation of the Tender Offer, it will effect a merger of Siliconix with a subsidiary of Vishay in which all remaining holders of Siliconix stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer.

24.           The purpose of the Tender Offer is to enable Vishay to acquire one hundred (100%) percent equity ownership of Siliconix and its valuable assets for its own benefit at the expense of Siliconix’s public stockholders who, for inadequate consideration, will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.

25.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, will unfairly deprive plaintiff and the other members of the Class of the true value of their investment in Siliconix.

26.           The proposed transaction is the product of unfair dealing, and the consideration per share to be given to Class members is inadequate and unfair. The effective offer price of $34.98 is unfair and inadequate because, among other things:

a.             In light of Vishay’s control of Siliconix, it is unfair and in violation of defendants’ fiduciary duties to consummate what amounts to a takeover of the Company’s remaining public shares without first obtaining a recommendation and input by a truly independent representative of the public stockholders, or otherwise ensuring that a fair price is offered;

b.             Because Vishay dominates and controls the financial, business and corporate affairs of Siliconix, and because the Individual Defendants hold executive and director positions within Siliconix, defendants are in possession of private corporate information concerning Siliconix’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Siliconix which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;

c.             Because Vishay dominates the voting power of the Company, it is unlikely that any party will make a competing bid to acquire the Company, thus enabling Vishay to effect a transaction on its own terms, without regard to the best interests of the Class;

d.             Over the last 52 weeks, Siliconix common stock has traded as high as $50.42 per share, which is 44% higher than the effective offer puce of $34.98;

e.             There is no indication that Siliconix’s Board of Directors has taken sufficient steps to ensure that the interests of Siliconix’s stockholders, in maximizing the value of their holdings, are protected; and

f.              The Individual Defendants have a duty to maximize shareholder value, and as such, must seriously consider other offers and must take such action as is necessary to obtain for Siliconix shareholders the highest value for their securities. The Individual Defendants have not taken action necessary to properly comply with their fiduciary duties.

27.           Furthermore, the Company’s Board of Directors lacks independence. The Board of Directors is beholden to Vishay because of its control over Siliconix. Vishay owns 80.4% of the Company and its controlling interest has allowed it to hand-pick the directors and officers of the Company. Additionally, several members of the Board are also directors and/or officers of Vishay. Defendant Smith is the Assistant to the CEO and Executive Vice President, Marketing Intelligence of Vishay and defendant Wertheimer serves on Vishay’s Board of Directors. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit the defendants at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.

28.           The Individual Defendants have violated, and will continue to violate if the Tender Offer is permitted to proceed, their fiduciary duties owed to the public shareholders of Siliconix by acting to put the interests of Vishay ahead of those of Siliconix’s public shareholders. The Individual Defendants have failed to maximize shareholder value (including failing to actively pursue the acquisition of Siliconix by other companies or conducting a fair and open auction or market check), and have otherwise failed to take other steps to protect the interests of the Class.

29.           As a result of the actions of defendants, plaintiff and the other members of the Class will be damaged in that they have not and will not receive their fair proportion of the value of Siliconix’s assets and businesses and will he prevented from obtaining appropriate consideration for their shares of Siliconix’s common stock.

30.           Plaintiff and the Class may suffer irreparable damage unless defendants are enjoined from carrying out the aforesaid plan and scheme.

31.           Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(1)           declaring this to be a proper class action and certifying plaintiff as the Class representative and plaintiffs counsel as Class counsel;

(2)           enjoining, preliminarily and permanently, the proposed offer under the terms presently proposed; requiring defendants to conduct an open and fair auction of the Company or other method to maximize shareholder value;

(3)           to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding the Tender Offer or awarding rescissory damages;

(4)           directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and all profits and any special benefits obtained by defendants as a result of their wrongful conduct;

(5)           awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and

(6)           granting such other further relief as the Court may deem just and proper.

Dated: March 4, 2005

ROSENTHAL, MONHAIT, GROSS
& GODDESS, P.A.

Carmella P. Keener (DSB No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, Delaware 19801
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600